Exhibit 23

The Board of Directors

Horace Mann Educators Corporation:

We consent to the incorporation by reference in the registration statements (No. 33-47066, No. 33-45152, No. 333-16473, No. 333-74686 and No. 333-98917) on Form S-8 and the registration statement (No. 333-111234) on Form S-3 of Horace Mann Educators Corporation and subsidiaries (the Company) of our report dated March 15, 2006, with respect to the consolidated balance sheets of the Company as of December 31, 2005 and 2004 and the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, and all related financial statement schedules, which report appears in the December 31, 2005 annual report on Form 10-K of the Company.

/s/    KPMG LLP

KPMG LLP

Chicago, Illinois

March 15, 2006